UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs new Braskem Shareholders’ Agreement
—

Rio de Janeiro, April 23, 2026 – Petróleo Brasileiro S.A. - Petrobras, following up on the announcement of April 20, 2026, informs that it has sent a notification to Novonor S.A. – Em Recuperação Judicial (“Novonor”), formally stating its decision not to exercise the Preemptive and Tag Along Rights provided for in the current Braskem S.A. (“Braskem”) Shareholders’ Agreement.

Petrobras also informs that it has signed a new Braskem Shareholders’ Agreement with Shine I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP”) to enhance governance and establish joint control between Petrobras and FIP at Braskem, including the obligation to obtain consensus between the parties on all resolutions of the Board of Directors and the General Meeting, and the right of each party to appoint an equal number of members to the Board of Directors and the Executive Board.

The Shareholders’ Agreement will be submitted to Braskem for the adoption of appropriate measures and will become effective as soon as the transfer of shares to FIP is completed. In addition to this initiative, Petrobras and FIP, in accordance with the new agreement, will submit the proposal for a new Bylaws for Braskem, whose effectiveness will follow Braskem’s applicable governance procedures.

Petrobras maintains its 36.1% interest in Braskem’s total capital, representing 47% of the voting capital.

Any material developments will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer